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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 02 2009

Washington, DC 110

SEC FILE NUMBER
8-65544

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meridian United Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7941 Ravenna Road
(No. and Street)

Hudson	Ohio	44236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

900 East Broad Street, Suite A, Elyria, Ohio 44035

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Randall Nye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Meridian United Capital, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CLIFFORD W. BURGETT, ESQ.
NOTARY PUBLIC • STATE OF OHIO
My commission has no expiration date
Section 147.03 O.R.C.

This report ** contains (check all applicable boxes):

- XX (a) Facing Page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- XX (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- XX (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Meridian United Capital, LLC
Hudson, Ohio

We have audited the accompanying statement of financial condition of Meridian United Capital, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meridian United Capital, LLC as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 31, 2009

Radachi & Company

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$ 85,337	
Prepaid expenses	12,505	
Total current assets		$ 97,842
OTHER ASSETS:		
Goodwill, net (Note 2)		39,962
		$ 137,804

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Payable to affiliate (Note 4)	$ 7,531	
Accrued expenses	3,666	$ 11,197
MEMBERS' EQUITY		126,607
		$ 137,804

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2008

INCOME:		
Commissions	$ 436,663	
Annuity income	169,926	
Mutual fund income	11,981	
REIT income	84,909	$ 703,479
EXPENSES:		
Clerical and administrative salaries	53,748	
Commissions	522,495	
Amortization	50	
Insurance	17,844	
Legal and accounting	66,319	
Management fees	32,375	
Occupancy, communications, office and administrative	13,699	
Professional consulting	10,225	
Regulatory fees	18,820	
Taxes	1,489	737,064
		(33,585)
OTHER INCOME - Reimbursed fees		24,704
NET LOSS		$ (8,881)

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2008

BALANCE - Beginning of year		$ 95,304
ADDITIONS (DEDUCTIONS):		
Net loss	$ (8,881)	
Capital contributions	40,184	31,303
Balance - End of year		$ 126,607

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report.

MERIDIAN UNITED CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(8,881)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization		50
(Increase) decrease in:		
Prepaids		509
Increase (decrease) in:		
Accrued expenses		3,660
Net cash used in operating activities		(4,662)
CASH FLOWS FROM FINANCING ACTIVIES:		
Capital contributions		40,184
Net cash provided by financing activities		40,184
INCREASE IN CASH		35,522
CASH AND CASH EQUIVALENTS - Beginning of year		49,815
CASH AND CASH EQUIVALENTS - End of year	$	85,337

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the year for interest	$	0
Cash paid during the year for income taxes	$	1,645

The accompanying notes are an integral part of the financial statements.
See Independent Auditors' Report

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1. Organization and Nature of Business:

Meridian United Capital, LLC (the Company) is a Minnesota limited liability company with locations in Hudson, Ohio, Scottsdale, Arizona, and St. Petersburg, Florida. The majority of customers are located in Arizona with the remaining customers located throughout the United States. The Company is a full service broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Security Dealers, Inc. (NASD).

Note 2. Summary of Significant Accounting Policies:

A. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

B. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly-liquid investments with an initial maturity of three months or less to be cash equivalents.

C. Revenue Recognition:

Revenues consist of private placement fees arising from offerings in which the Company acts as an underwriter or agent. Revenues are recorded at the time the placement is completed and the revenue income is reasonably determinable. Additional revenue consists of commissions derived from the sale of variable annuities, mutual funds, and real estate investment trusts (REIT) in which the company obtains selling agreement contracts with various carriers authorizing the company and its registered representatives to offer their products to its clients. Commissions revenue are recorded when the sales are complete and the revenue is reasonably determinable.

D. Goodwill:

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. No expense for impairment was recognized for the year ended December 31, 2008.

Note 2. Summary of Significant Accounting Policies (Continued):

E. Income Taxes:

The Company is treated as a partnership for income tax purposes and is not subject to income taxes. The taxable income or losses of the Company are included in the members' individual income tax returns. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

Effective for the year ended December 31, 2008, the Company adopted the provisions of FASB Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB SFAS No. 109. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized under SFAS No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognition, interest and penalties, and disclosure.

As of December 31, 2008, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2008, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

F. Concentrations of Credit Risk for Cash Held at Banks:

The Company maintains a cash balance at one bank. The account at the bank is insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At December 31, 2008, the Company did not have cash deposits in excess of the FDIC coverage on deposit at a single financial institution.

MERIDIAN UNITED CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 3. Net Capital Requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2008, the Company had an aggregate indebtedness to net capital ratio of .15 to 1. In addition, the Company had net capital of $74,140, which was $69,140 in excess of its required net capital of $5,000. The Company's net capital ratio was 14.83 to 1.

Note 4. Transactions with Related Parties:

The Company has Affiliate Expense Sharing Agreements with the Planning Group of Scottsdale, LLC and Meridian Ventures, LLC to pay monthly fees of $500 each for rent, utilities, and office expenses, $100 for management fees to The Planning Group of Scottsdale, LLC and billed as worked to Meridian Ventures, LLC, and administrative wages are billed per month by each as worked. The Planning Group of Scottsdale, LLC and Meridian Ventures, LLC are each controlled by one of the Company's members.

Rent and related expenses for 2008 aggregated to $12,589 and are included in the Occupancy expense line item on the Statement of Income.

Note 5. Report Disclosure:

Part III of the Meridian United Capital, LLC Focus Report (Form X-17A-5) dated December 31, 2008 to the SEC is available for examination and copying at the principal office of the Company in Hudson, Ohio, and at the Chicago, Illinois regional office of the SEC.

SUPPLEMENTARY INFORMATION

MERIDIAN UNITED CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

NET CAPITAL				
Total Members' Equity	$	126,607		
Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0		
B. Deferred federal income taxes		0		
Total capital and allowable subordinated liabilities			$	126,607
Deductions and/or Charges:				
Non-allowable assets:				
Prepaids		12,505		
Goodwill		39,962		
Organization costs		0		52,467
Net Capital before Haircuts on Securities Positions				74,140
Haircuts on Securities (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Trading and investment securities		0		
B. Undue concentration		0		0
Net Capital			$	74,140
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008)				
Net capital, as reported in Company Part II unaudited FOCUS report			$	77,426
Increase in assets		36		
Increase in liabilities		(3,286)		
Decrease in non-allowable assets		(36)		(3,286)
Net capital per above			$	74,140

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

MERIDIAN UNITED CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 746
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Net capital requirement	5,000
Excess net capital	69,140
Excess net capital at 1500%	73,394
Excess net capital at 1000%	73,020
Ratio: Aggregate indebtedness to net capital	.15 to 1

AGGREGATE INDEBTEDNESS

Items included in statement of fiancial condition	
Payable to affiliate	$ 7,531
Accrued expenses	3,666
Total aggregate indebtedness	$ 11,197
Percentage of aggregate indebtedness to net capital	15 %
Percentage of debt-to-debt equity total computed in accordance with rule 15c3-1(d)	0 %

The accompanying notes are an integral part of the financial statements.
See Accountants' Report.

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To The Board of Directors and Stockholders
of Meridian United Capital, LLC
Hudson, Ohio

In planning and performing our audit of the financial statements of Meridian United Capital, LLC (the Company) for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

Our report recognizes that it is not practicable in a company the size of Meridian United Capital, LLC to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 31, 2009

Radaelli & Company

MERIDIAN UNITED CAPITAL, LLC

FORM X-17A-5
PART III

DECEMBER 31, 2008

RADACHI AND COMPANY
Certified Public Accountants and Business Consultants

900 EAST BROAD STREET, SUITE A, ELYRIA, OHIO 44035 • (440) 365-3115 • FAX: (440) 365-4668

MERIDIAN UNITED CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2008
